Exhibit 5.1

May 16, 2012

The Bank of New York Mellon Corporation,

One Wall Street,

New York, New York 10286.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933, as amended (the “Act”), of $500,100,000 aggregate principal amount of Senior Notes due 2017 (the “Notes”) of The Bank of New York Mellon Corporation, a Delaware corporation (the “Company”), to be issued pursuant to an Indenture dated as of July 18, 1991, as amended by a Supplemental Indenture dated as of June 29, 2007 (so amended, the “Indenture”), between the Company and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as Trustee, and to be sold by the several selling securityholders (the “Selling Securityholders”) named in a Securities Purchase and Registration Rights Agreement, dated May 10, 2012 (the “Purchase Agreement”), among the Company and the Selling Securityholders, in accordance with the Purchase Agreement, I, as counsel for the Company, have examined such corporate records, certificates and other documents, and such questions of law, as I have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, it is my opinion that the Notes have been duly authorized and established by the Company in conformity with the Indenture, and, when the Notes have been duly prepared, executed, authenticated and issued in accordance with the Indenture and delivered against delivery by the Selling Securityholders of $500,100,000 principal amount of Remarketable 6.044% Junior Subordinated Notes due 2043 of the Company in accordance with the Purchase Agreement, the Notes will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware, and I am expressing no opinion as to the effect of the laws of any other jurisdiction.

I have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by me to be responsible, and I have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee, and that the signatures on all documents examined by me are genuine, assumptions which I have not independently verified.

The Bank of New York Mellon Corporation

This opinion letter has been prepared to be filed by the Company as an exhibit to a Current Report on Form 8-K (the “Form 8-K”). The Form 8-K will be incorporated by reference in the Company’s registration statement on Form S-3 (333-167832). I assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.

I hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Form 8-K and to the use of my name therein and in the Prospectus dated June 28, 2010, as supplemented by a Prospectus Supplement dated May 10, 2012 under the captions “Validity of the Notes” and “Validity of Securities.” By giving such consent, I do not hereby admit that I am within the category of persons whose consents are required under Section 7 of the Act.

Very truly yours,

/s/ Arlie R. Nogay

Arlie R. Nogay Chief Securities Counsel